Exhibit

Exhibit Description

99.1	Announcement on February 26, 2007: To announce related materials on disposal of Silconware Precision Industries Co., Ltd. securities

99.2	Announcement on February 27, 2007: To clarify reports on Apple Daily News on February 27, 2007

99.3	Announcement on March 6, 2007: UMC will attend investor conferences on 2007/03/07

99.4	Announcement on March 8, 2007: February Revenue

99.5	Announcement on March 15, 2007: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 2) the acquisition and disposition of assets by UMC

99.6	Announcement on March 15, 2007: Board Meeting’s Resolution on Retained Earning Distribution

99.7	Announcement on March 15, 2007: Board’s Resolution to Convene Annual General Meeting (AGM)

99.8	Announcement on March 15, 2007: Important Resolutions from 10th term 6th Board Meeting

99.9	Announcement on March 15, 2007: To announce related materials on investment of mainland Chinese company Unimicron Technology (Suzhou) Corp.

99.10	Announcement on March 15, 2007: To announce related materials on investment of mainland Chinese company Unimicron Technology (Kunshan) Corp.

99.11	Announcement on March 15, 2007: UMC Expands Global Customer Service Network with India Office

Exhibit 99.1

To announce related materials on disposal of Silconware Precision Industries Co., Ltd. securities

1.Name of the securities: Common shares of Silconware Precision Industries Co., Ltd.

2.Trading date: 2006/11/14~2007/02/26

3.Trading volume, unit price, and total monetary amount of the transaction: trading volume: 7,060,000 shares; average unit price: $ 49.06 NTD; total amount: $ 346,332,600 NTD

4.Gain (or loss) (not applicable in case of acquisition of securities): $ 67,055,603 NTD

5.Relationship with the underlying company of the trade: Silconware Precision Industries Co., Ltd., none.

6.Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 4,484,579 shares; amount: 177,399,397 NTD; percentage of holdings: 0.16%; status of restriction of rights: no

7.Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 13.92%; ratio of shareholder’s equity: 17.36%; the operational capital as shown in the most recent financial statement: $ 86,701,109 thousand NTD

8.Concrete purpose/objective of the acquisition or disposal: financing operation

9.Do the directors have any objections to the present transaction? no

10.Any other matters that need to be specified: none

Exhibit 99.2

To clarify reports on Apple Daily News on February 27, 2007

1.Name of the reporting media: Apple Daily News, B1
2.Date of the report: 2007/02/27
3.Content of the report: UMC obtains 65 nm orders from Cypress Semiconductor Corporation
4.Summary of the information provided by investors: None
5.Company’s explanation of the reportage or provided information:

The Company’s policy is to respect customers’ business confidentiality and can not commend on specific customer’s status. The Company can not commend on media’s speculative reports as well.

6.Countermeasures: None
7.Any other matters that need to be specified: None

Exhibit 99.3

UMC will attend investor conferences on 2007/03/07

1.Date of the investor/press conference: 2007/03/07

2.Location of the investor/press conference: San Francisco, USA

3.Financial and business related information:

The Company will attend the Technology Conference 2007 held by Morgan Stanley on 2007/03/07 in San Francisco, USA.

4.Any other matters that need to be specified:

Please refer to MOPS or Company website for more information.

Exhibit 99.4

United Microelectronics Corporation
March 8, 2007

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of February 2007.

1)	Sales volume (NT$ Thousand)

Period	Items	2007	2006	Changes	%
					-
February	Invoice amount	5,871,402	6,850,605	(979,203)	(14.29)
2007	Invoice amount	13,089,245	14,368,479	(1,279,234)	(8.90)
February	Net sales	7,239,384	7,521,040	(281,656)	(3.74)
2007	Net sales	15,475,993	15,928,461	(452,468)	(2.84)

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	38,262,385
UMC’s subsidiaries	0	0	108,458

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	0	0	0
UMC’s subsidiaries	0	0	0
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a Hedging purpose : NT$ thousand

Financial instruments	Forwards	Interests SWAP
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	0	0
Net Profit from Fair Value	0	0
Written-off Trading Contracts	0	0
Realized profit (loss)	0	0

b Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	18,522,444
Net Profit from Market Value	(994,092)
Written-off Trading Contracts	0
Realized profit (loss)	0

Exhibit 99.5

United Microelectronics Corporation
For the month of February, 2007

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC; 3) the acquisition assets by UMC; 4) the disposition of assets by UMC for the month of February, 2007.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares	Number of shares	Changes
		held as of	held as of
		January 31, 2006	February 28, 2007
Vice President	Fu-Tai Liou	5,513,944	5,483,944	(30,000)

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders:

Title	Name	Number of shares	Number of shares	Changes
		pledge as of	pledge as of
		January 31, 2007	February 28, 2007
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	February	2007
Semiconductor Manufacturing Equipment	2,495,675	7,635,860
Fixed assets	316,032	461,367

4)	The disposition of assets (NT$ Thousand)

Description of assets	February	2007
Semiconductor Manufacturing Equipment	1,660	1,882
Fixed assets	0	0

Exhibit 99.6

Board Meeting’s Resolution on Retained Earning Distribution

1.Date of the board of directors resolution:2007/03/15
2.Type and monetary amount of dividend distribution:

Cash dividends of NT$12,461,529,283(approximately NT$0.70 per share)

3.Any other matters that need to be specified:

Propose to distribute employee cash bonus NT$2,324,119,405; bonus to directors & supervisors is NT$15,494,130.

Exhibit 99.7

Board’s Resolution to Convene Annual General Meeting (AGM)

1.Date of the board of directors resolution:2007/03/15
2.Date for convening the shareholders’ meeting:2007/06/11
3.Location for convening the shareholders’ meeting: UMC Recreation Center in Hsinchu Science Park
4.Cause or subjects for convening the meeting:

1) Reporting items

1.2006 business report

2.Supervisor’s report of 2006 audited financial report

3.Acquisition or disposal of assets with related parties in 2006

4.Treasury shares buyback program

5.Amendment of the Company’s Employee Stock Option Plan

6.The Company’s “Rules for the Conduct of Board Meeting”

2) Approving items

1.To accept the Company’s 2006 business report and financial statement

2.To approve the Company’s 2006 retained earnings distribution

3) Discussion items

1.To approve the Company’s proposal for capital reduction

2.To amend the Company’s “Acquisition or Disposal of Assets Procedure”

3.To amend the Company’s Articles of Incorporation

4.To amend the Company’s “Directors and Supervisors Election Procedure”

5.To approve the investment in Mainland China

5.Book closure starting and ending dates: 2007/04/13~2007/06/11
6.Any other matters that need to be specified: None

Exhibit 99.8

Important Resolutions from 10th term 6th Board Meeting

1.Date of occurrence of the event: 2007/03/15
2.Company name: United Microelectronics Corp.
3.Relationship to the Company (please enter “head office” or “affiliate company”):Head office
4.Reciprocal shareholding ratios: N/A
5.Cause of occurrence:

The major resolutions from the 10th term 6th Board Meeting:

United Microelectronics Corporation (TAIEX: 2303, NYSE: UMC), at a meeting of the Board of Directors and Supervisors held today, approved the 2006 Business Report and Financial Statements, submitted proposals to be resolved at the Annual General Meeting, and set the agenda for the Annual General Meeting. A brief summary of the proposals is as follows:

• Cash dividend of NT$12,461,529,283, estimated NT$0.7 per share

• Employee cash bonus of NT$2,324,119,405, 7.1% of net income after tax

• Proposal for the Company’s capital reduction

• Amendment of the Company’s Articles of Incorporation, “Acquisition or Disposal of Assets Procedure”, and “Directors and Supervisors Election Procedure”.

1.2006 Business Report and Financial Statements

UMC’s Board of Directors approved the 2006 Business Report and Financial Statements. The Company’s revenue for 2006 was NT$104,099 million and net income after tax was NT$32,619 million, with EPS of NT$1.80. The distributable earnings for 2006 were NT$15,494 million. Under ROC GAAP, the cancellation of 1 billion shares that the Company bought back in the first half of 2006 resulted in an NT$6,371 million adjustment. Another NT$9,198 million of retained earnings was debited due to the transaction from the disposal of shares of Hsun Chieh Investments Co., Ltd., resulting in the book values of treasury stock and unrealized loss on long-term investments exceeding the total long-term investment fair value.

2.Proposed Dividend Distribution and Employee Bonus

UMC’s Board of Directors will propose to issue a cash dividend of NT$0.7 per share and distribute an employee cash bonus of NT$2,324 million, which is 7% of the net income after tax. To comply with future regulation changes for employee bonus issuance, UMC’s Board of Directors has carefully evaluated, while taking into consideration industry trends, the percentage of employee bonus to distributable retained earnings. The figure will increase from the current 8% to 15% and will mostly be in the form of cash, supplemented with compensation programs such as employee stock options and share buyback programs for employees. The Company’s competitive compensation program with help attract and retain the industry’s most talented employees. As a whole, the 2006 earnings payout ratio will be 95%.

3.Capital Reduction

On January 23, 2007, UMC’s Board of Directors proposed a capital reduction of NT$57,394 million with the cancellation of 5,739 million of its outstanding shares. Shareholders will receive approximately NT$3 for each of their shares held. Related procedures and timetable will be further announced after the approval from 2007 Annual General Meeting and then the Financial Supervisory Commission.

4.Investment of mainland China through overseas holding companies.

5.2007 Annual General Meeting

The 2007 Annual General Meeting will be held at 9:00 AM, on Monday, June 11, 2007 at the UMC Recreation Center in Hsinchu Science Park.

6.Countermeasures: none

7.Any other matters that need to be specified: none

Exhibit 99.9

To announce related materials on investment of mainland Chinese company Unimicron Technology (Suzhou) Corp.

1.Date of occurrence of the event: 2007/03/15
2.Method of the present increase (decrease) in investment: Invest mainland Chinese company Unimicron Technology (Suzhou) Corp. through Smart Idea Holdings Limited
3.Transaction volume, price per unit, and total monetary amount of the transaction: New share issuance; No more than USD$20,000,000
4.Company name of the invested mainland Chinese company: Unimicron Technology (Suzhou) Corp.
5.Paid-in capital of said invested mainland Chinese company: USD$9,000,000
6.Amount of new capital increment currently planned by said invested mainland Chinese company: USD$20,000,000
7.Main business items of said invested mainland Chinese company: PCB Manufacturing
8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: Not applicable
9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: USD$9,316,323
10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: USD$0
11.Amount of actual investment to date in said invested mainland Chinese company: USD$0
12.Counterparty to the transaction and its relationship to the Company: USD$0
13.Where the counter party to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counter party and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: Not applicable
14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: Not applicable
15.Gain (or loss) on disposal: Not applicable
16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Installment payments; None
17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: The decision making manner: New share issuance; The decision-making department: Board of directors
18.Broker: None
19.Concrete purpose of the acquisition or disposal: Long-term investment
20.Do the directors have any objection to the present transaction?: None
21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD$0
22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 0%
23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 0%
24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 0%
25.Total amount of actual investment in the mainland China area to date: USD$0
26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 0%
27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 0%
28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 0%
29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: USD$0
30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: USD$0
31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None
32.Any other matters that need to be specified: None

Exhibit 99.10

To announce related materials on investment of mainland Chinese company Unimicron Technology (Kunshan) Corp.

1.Date of occurrence of the event: 2007/03/15
2.Method of the present increase (decrease) in investment: Invest mainland Chinese company Unimicron Technology (Kunshan) Corp. through Smart Idea Holdings Limited
3.Transaction volume, price per unit, and total monetary amount of the transaction: Net worth per share; No more than USD$30,000,000
4.Company name of the invested mainland Chinese company: Unimicron Technology (Kunshan) Corp.
5.Paid-in capital of said invested mainland Chinese company: USD$70,200,000
6.Amount of new capital increment currently planned by said invested mainland Chinese company: USD$0
7.Main business items of said invested mainland Chinese company: PCB Manufacturing
8.Type of CPA opinion issued for the financial statement of said invested mainland Chinese company for the most recent fiscal year: Qualified Opinion
9.Net worth of said invested mainland Chinese company on the financial statement for the most recent fiscal year: USD$71,160,866
10.Amount of profit/loss of said invested mainland Chinese company on the financial statement for the most recent fiscal year: USD$5,762,249
11.Amount of actual investment to date in said invested mainland Chinese company: USD$0
12.Counterparty to the transaction and its relationship to the Company: USD$0
13.Where the counter party to the transaction is an actual related party, public announcement shall also be made of the reason for choosing the related party as the counter party and the identity of the previous owner (including its relationship with the company and the trading counterpart), the date of transfer, and the price: Not applicable
14.Where a person who owned the subject matter of the transaction within the past five years has been an actual related party of the company, public announcement shall also be made of the dates and prices of acquisition and disposal by the related party and such party’s relationship to the company at those times: Not applicable
15.Gain (or loss) on disposal: Not applicable
16.Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Installment payments; None
17.The manner of deciding on this transaction, the reference basis for the decision on price and the decision-making department: The decision making manner: New share issuance; The decision-making department: Board of directors
18.Broker: None
19.Concrete purpose of the acquisition or disposal: Long-term investment
20.Do the directors have any objection to the present transaction?: None
21.Total amount of mainland China area investment (including the present investment) approved by the Investment Commission to date: USD$0
22.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the paid-in capital on the financial statement for the most recent period: 0%
23.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the total assets on the financial statement for the most recent period: 0%
24.Ratio of the total amount of investment (including the present investment) in the mainland China area approved by the Investment Commission to date to the shareholders’ equity on the financial statement for the most recent period: 0%
25.Total amount of actual investment in the mainland China area to date: USD$0
26.Ratio of the total amount of actual investment in the mainland China area to date to the paid-in capital on the financial statement for the most recent period: 0%
27.Ratio of the total amount of actual investment in the mainland China area to date to the total assets on the financial statement for the most recent period: 0%
28.Ratio of the total amount of actual investment in the mainland China area to date to the shareholders’ equity on the financial statement for the most recent period: 0%
29.Amount of recognized profits and losses on investment in the mainland China area for the most recent three fiscal years: USD$0
30.Amount of profit remitted back to Taiwan for the most recent three fiscal years: USD$0
31.Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: None
32.Any other matters that need to be specified: None

Exhibit 99.11

UMC Expands Global Customer Service Network with India Office

1.Date of occurrence of the event: 2007/03/15
2.Company name: United Microelectronics Corp.
3.Relationship to the Company (please enter “head office” or “affiliate company”):Head office
4.Reciprocal shareholding ratios: N/A
5.Cause of occurrence:

UMC (NYSE: UMC; TSE: 2303), a leading global semiconductor foundry, today announced plans to open a customer support office in India’s Hyderabad Technology Park. The new office will provide design support services for India-based customers as well as for UMC customers who operate design centers in the area. The proximity of UMC’s new office to its customers in India will create working synergies that will help accelerate the design-in of their products into UMC’s process technologies to shorten time-to-manufacturing.

Yeshwant Mehta, Vice President of Engineering, UMC India Design Support Center, said, “Over the last ten years, international IDMs and fables design companies have established many design centers in India. Due to the cooperative nature of the foundry business, it is important for us to be close to our customers in order to provide immediate support during the important design-in phase. UMC’s new office will offer our many customers operating in India easy access to our comprehensive design support resources to help streamline their SoC design process. India also represents a strategic geographic location for a new office due to its potential for becoming the next major market for the consumption of IC products.”
India provides a rich-talent pool of highly-skilled engineers and solid infrastructure to support high-technology companies operating in the country. The India office enhances UMC’s global customer design support network, which also includes offices in Japan, Taiwan, and Sunnyvale, California. The India office, expected to open in Q2 2007, will employ locally-hired engineers.
6.Countermeasures: none
7.Any other matters that need to be specified: none